UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2002.

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number 1-10560

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

BENCHMARK ELECTRONICS, INC. 401(K) EMPLOYEE SAVINGS PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

BENCHMARK ELECTRONICS, INC.

3000 TECHNOLOGY DRIVE
ANGLETON, TEXAS 77515

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.               Statements of Net Assets Available for Benefits as of December 30, 2002 and 2001

2.               Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2002

3.               Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 30, 2002*

EXHIBITS

23	Independent Auditor’s Consent – Hein + Associates LLP.

23.1	Independent Auditors’ Consent – KPMG LLP.

99.1	Certification of Chief Executive Officer

99.2	Certification of Chief Financial Officer

* Other schedules required by section 2520.103-10 are omitted because they are not applicable.

i

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BENCHMARK ELECTRONICS, INC. 401(K) EMPLOYEE SAVINGS PLAN

By:	/s/ Gayla J. Delly
Gayla J. Delly
Chief Financial Officer of Benchmark Electronics, Inc.

Date:	June 27, 2003

ii

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 30, 2002 and 2001

(With Independent Auditor’s
Report Thereon)

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Table of Contents

Independent Auditor’s Report – Hein + Associates LLP

Independent Auditors’ Report – KPMG LLP

Statements of Net Assets Available for Benefits as of December 30, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2002

Notes to Financial Statements

Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 30, 2002

Independent Auditor’s Report

The Board of Directors
Benchmark Electronics, Inc.:

We have audited the accompanying statement of net assets available for benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) as of December 30, 2002 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 30, 2002, and the changes in net assets available for benefits for the year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 30, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein + Associates LLP

Houston, Texas

June 18, 2003

Independent Auditors’ Report

The Board of Directors

Benchmark Electronics, Inc.:

We have audited the accompanying statement of net assets available for benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) as of December 30, 2001. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Houston, Texas

July 11, 2002

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 30, 2002 and 2001

	2002	2001
Assets:
Cash	$50,054	123,574
Investments, at fair value	64,553,932	67,664,350

Receivables:
Transfer from AVEX Electronics Pension Plan	—	83,943
Employer contributions	61,733	38,468
Participant contributions	168,053	239,372
Due from Trustee	60,574	42,052
Securities sold	—	1,929
Accrued interest	93,961	79,755

Total receivables	384,321	485,519

Total assets	64,988,307	68,273,443

Liabilities:
Due to broker for securities purchased	51,231	113,118
Excess contributions due to participants	150,959	102,854

Total liabilities	202,190	215,972

Net assets available for benefits	$64,786,117	68,057,471

See accompanying notes to financial statements.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 30, 2002

Investment income (loss):
Interest	$1,308,676
Dividends	368,873
Net gain on investments in common / collective trust funds	13,971
Net loss on investments in mutual funds	(7,966,292)
Net appreciation in fair value of common stock	2,425,506

(3,849,266)

Contributions:
Employer	2,110,472
Participant	5,225,528
Rollovers	85,843

7,421,843

Benefits paid to participants	(6,753,693)

Transfer of assets from AVEX Electronics Pension Plan	60,721

Excess contributions refunds	(150,959)

Net decrease	(3,271,354)

Net assets available for benefits:
Beginning of year	68,057,471

End of year	$64,786,117

See accompanying notes to financial statements.

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 30, 2002 and 2001

(1)                     Description of Plan

The following description of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for more complete information.

(a)                     General

The Plan is a defined contribution plan covering all employees of Benchmark Electronics, Inc. (the Company) and employees of the Company’s affiliates, Benchmark Electronics Corp. and Benchmark Electronics Huntsville, Inc.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan has adopted the Dreyfus Non Standardized Prototype Profit Sharing Plan and Trust (the Prototype Plan).

The Plan is administered by the Company and advised by the board of directors of the Company.  Boston Safe Deposit and Trust Company is trustee of the Plan and Mellon Employee Benefit Solutions, formerly Dreyfus Service Corporation, is the record keeper.

(b)                     Contributions and Investment Options

The Plan states that participants may elect to make pre-tax contributions from 1% to 17% (in 0.5% increments) of their compensation, as defined.  Participant contributions will be matched by the Company on a 50% basis, not to exceed 3.75% of a participant’s compensation (referred to as employer contributions) upon one year of service.  The Company may also elect to make an employer discretionary contribution to all employees employed at the end of the Plan year who have completed 1,000 hours of service during such year.  The Company did not make a discretionary contribution during the 2002 Plan year.  Certain Internal Revenue Service (IRS) limits may apply to both the participants’ contributions and the employers’ contributions.  Eligible participants may also elect to roll over distributions from a former employer’s qualified retirement plan.

Participants may direct all contributions to any of the following investment options.

•                  Dreyfus-Certus Stable Value, Series I - Funds are invested primarily in investment contracts, including Guaranteed Investment Contracts (GICs), synthetic investment contracts and short-term money market instruments to achieve high current income and stability of principal.

•                  Dreyfus Disciplined Stock Fund - Funds are invested at least 65% in securities, primarily dividend-paying stocks, and seeks investment returns that are consistently superior to the Standard & Poor’s 500 Composite Stock Index.

•                  Dreyfus Appreciation Fund, Inc. - Funds are invested in common stock of domestic and foreign issuers, common stock with warrants attached and debt securities of foreign governments.  The fund seeks long-term capital growth consistent with the preservation of capital.  Current income is a secondary investment objective.

•                  Dreyfus Premier Balance Fund, Class R - Funds are invested normally 60% in common stock and 40% in investment-grade bonds and seeks to outperform an unmanaged hybrid index, 60% of which is the Standard & Poor’s 500 Composite Stock Price Index and 40% of which is the Lehman Brothers Intermediate Government/Corporate Bond Index.

•                  Dreyfus Premier Core Bond Fund, Class R - Funds are invested at least 65% in debt securities such as bonds, debentures, notes, mortgage-related securities, convertible debt obligations and convertible preferred stock of domestic and foreign issuers.  At least 80% of assets are investment-grade debt.  The fund may not purchase securities rated lower than C.  Up to 30% of assets may be foreign debt securities.

•                  Federated International Equity Fund, Class A - Funds are invested primarily in stocks of companies based outside the United States.

•                  MSIF Trust Mid Cap Value Fund: Advisors Shares - Funds are invested primarily in common stocks of companies included in the Standard & Poor’s MidCap 400 Index.

•                  Dreyfus Premier Future Leaders Fund, Class R - Funds are invested in small companies characterized by new or innovative products, services or processes having the potential to enhance earnings or revenue growth.  The fund invests at least 65% of its total assets in companies with total market value of less than $1.5 billion at time of purchase.  The fund’s investments may include common stock, preferred stock and convertible securities, including those purchased in initial public offerings.  The fund’s sector weightings typically approximate those of the Russell 2000 Index.

•                  Benchmark Electronics, Inc. Common Stock Fund - Funds are invested in common stock of the Company.

(c)                      Participant Accounts

Each participant’s account is credited with the participant’s contribution and employer matching contributions and an allocation of discretionary employer contributions, if any, and plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)                     Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings thereon.  The Plan provides for a 50% vesting in employer contributions plus actual earnings thereon after two years of employment and 100% vesting after three years.

(e)                      Participants’ Notes Receivable

Upon written application by a participant, the Plan administrator may make loans to participants not to exceed 50% of the participants’ 401(k) vested balance, with a minimum of $1,000 and a maximum of $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months.  Participants’ notes are to be repaid by level monthly payroll deductions of principal plus interest or may be prepaid in full or in part without penalty at any time.  The interest rate is set at the prime rate plus 1%.

(f)                        Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

(g)                     Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his/her account or an annuity with various terms and rates.

While employed, a participant may make withdrawals from his or her account balance (as allowed under IRS regulations) subject to certain restrictions as described in the Plan.  Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship.

(h)                     Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so as provided by the Plan agreement.  Following termination of the Plan, participants shall become fully vested in their participant account.

(i)                        Forfeitures

Nonvested employer contributions are forfeited upon the participant’s receipt of a distribution of his/her vested balance.  If the participant is subsequently reemployed before incurring five consecutive one-year breaks in service and such participant had received a distribution of his entire vested interest prior to his reemployment, amounts forfeited may be reinstated if the rehired participant repays to the Plan the amounts previously distributed upon his/her prior termination.  At December 30, 2002 and December 31, 2001, forfeited nonvested accounts totaled $248,237 and $216,020, respectively.  These accounts will be used to reduce future employer contributions.

(2)                     Summary of Accounting Policies

(a)                     Basis of Financial Statements

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)                     Investment Valuation

The Plan’s investments are stated at fair value.  The common stock of the Company and mutual funds are valued at their quoted market price.  The investments in common / collective trust funds are valued based upon the quoted market values of the underlying assets.  Participants’ notes receivable are recorded at cost which approximates their fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest and dividends are recorded as earned.  Net investment gain (loss) from mutual funds and common/collective trust funds includes interest, dividends, realized gains (losses) on sale of investments and unrealized appreciation (depreciation) in fair value of investments.  Net appreciation in fair value of common stock includes realized gains (losses) on sale of common stock and unrealized appreciation (depreciation) in fair value of common stock.

(c)                      Dreyfus-Certus Stable Value, Series I

The Dreyfus-Certus Stable Value, Series I, (the Certus Fund) which is a common/collective trust fund, is valued at $1 per unit.  The Certus Fund invests a substantial portion of its assets in GICs, bank investment contracts, and synthetic investment contracts.  The contracts are fully benefit-responsive and therefore are recorded at contract value, which approximates fair value.  For the year ended December 30, 2002, the annual rate of return for the Certus Fund was 5.04%.

(d)                     Concentration of Investments

The Plan’s investment in shares of the Company’s common stock represents 9.8% and 7.6% of the Plan’s net assets as of December 30, 2002 and 2001, respectively.  The Company has been in operation since 1981 and is listed on the New York Stock Exchange.

(e)                      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

(f)                        Payment of Benefits

Benefits are recorded when paid.

(3)                     Benchmark Electronics, Inc. Common Stock

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

(4)                     Federal Income Tax Exemption

The IRS has determined and informed the Company by a letter dated September 1, 1994, that the Prototype Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code of 1986 (IRC) and, accordingly, are entitled to an exemption from federal income taxes under the provisions of Section 501(a).  The Plan administrator believes that the Plan is designed, and is currently being operated in compliance with the appropriate IRC sections.

(5)                     Reconciliation of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits Reported in Form 5500

Reconciliation of the net assets available for benefits reported in the accompanying statements to the net assets available for benefits reported per the Form 5500 as of December 30, 2002 and 2001 is as follows:

	2002	2001
Net assets available for benefits reported per the Form 5500	$64,646,716	67,799,437
Adjustment in employer contributions receivable	61,733	38,468
Adjustment in participants contributions receivable	168,053	239,372
Adjustment in due from Trustee	60,574	42,052
Adjustment in transfers from other plans	—	83,943
Adjustment in participant note distributions	—	(42,947)
Adjustment in excess contribution due to participants	(150,959)	(102,854)

Net assets available for benefits reported in the accompanying statement	$64,786,117	68,057,471

Reconciliation of the changes in net assets available for benefits reported in the accompanying statement to the net changes in net assets available for benefits reported per the Form 5500 for the year ended December 30, 2002 is as follows:

Net changes in net assets available for benefits reported per the Form 5500	$(3,152,721)
Adjustment in contributions from employer	39,702
Adjustment in contributions from participants	(31,190)
Adjustment in benefits paid to participants	895
Adjustment in excess contribution refunds	(48,105)
Adjustment in transfers	4,008
Adjustment in transfers from other plans	(83,943)

Net changes in net assets available for benefits reported in the accompanying statement	$(3,271,354)

(6)                     Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets as of December 30, 2002 and 2001:

2002
Dreyfus-Certus Stable Value, Series I	$23,882,596
Dreyfus Disciplined Stock Fund	13,917,724
Dreyfus Appreciation Fund, Inc.	6,434,790
Benchmark Electronics, Inc. Common Stock Fund	6,379,072
Dreyfus Premier Core Bond Fund, Class R	3,452,216

2001
Dreyfus-Certus Stable Value, Series I	$20,781,721
Dreyfus Disciplined Stock Fund	18,309,241
Dreyfus Appreciation Fund, Inc.	8,308,114
Benchmark Electronics, Inc. Common Stock Fund	5,148,570
Dreyfus Premier Balanced Fund, Class R	3,902,155

(7)                     Party-in-Interest Transactions

The Plan engages in investment transactions with Funds managed by Dreyfus Corporation.  Dreyfus Corporation is affiliated with Mellon Financial Corporation who is the parent company for both Dreyfus Corporation and Boston Safe Deposit and Trust Company, the Trustee.  These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and IRC.

The Plan invests in shares of the Company’s common stock.  As the Company is the sponsor of the Plan, these transactions qualify as party-in-interest transactions which are also exempt under ERISA.

(8)                     Transfer of Assets From AVEX Electronics Pension Plan

During 2002, excess assets in the amount of $60,721 from the terminated AVEX Electronics Pension Plan were transferred to the Plan and were utilized against employer contributions.

Schedule I

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 30, 2002

Identity of issuer		Description of investment	Current value

*	Dreyfus Funds	Dreyfus-Certus Stable Value - Series I	$23,882,596

*	Dreyfus Funds	Dreyfus Disciplined Stock Fund	13,917,724

*	Dreyfus Funds	Dreyfus Appreciation Fund, Inc.	6,434,790

*	Dreyfus Funds	Dreyfus Premier Balanced Fund, Class R	3,125,851

*	Dreyfus Funds	Dreyfus Premier Core Bond Fund, Class R	3,452,216

	Federated Investors	Federated International Equity Fund, Class A	2,004,942

	Morgan Stanley Institutional Funds/Trust	MSIF Trust Mid Cap Value Fund: Advisors Shares	1,383,475

*	Dreyfus Funds	Dreyfus Premier Future Leaders Fund, Class R	1,163,664

*	Benchmark Electronics, Inc.	Benchmark Electronics, Inc. Common Stock Fund	6,379,072

*	Participants	Participants’ notes receivable (rates range from 5.75% to 11.0% at December 30, 2002)	2,809,602

			$64,553,932

See accompanying independent auditor’s report.

*            Represents party-in-interest transactions.